CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date May 16, 2006

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release 3 May, 2006: CSM to merge two operating companies in North America;
- Press release 15 May, 2006: CSM appoints auditor.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Wer

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM TO MERGE TWO OPERATING COMPANIES IN NORTH AMERICA

Diemen, The Netherlands, 3 May 2006 - CSM Bakery Supplies North America is merging Caravan Products (Totowa, New Jersey) and American Ingredients Company (Kansas City, Missouri) into a single operating company. Both organizations are very successful, the combination of the two will result in savings and an even more focused and competitive company.

The new company will be headquartered in Kansas City, Missouri where currently AIC resides. The Caravan and AIC sales organizations will not be affected, nor will the Caravan Product Development Group, which will remain with the Totowa, NJ plant.

Approximately 30 positions and individuals will be affected by redundancies and the relocation of responsibilities.

This measure is in line with previous announcements regarding the reinforcement of CSM's market positions and organizations and is part of CSM's worldwide 3S program (*a Strong company, a Sharp team, and a Solid performance*). The 3S program has already led to many restructuring measures including, so far in 2006, reorganizations in North America and Europe (the Netherlands, France, Germany and the UK).

CSM expects the reorganization to be completed in quarter 4 2006.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906228 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

In the North American market CSM is the leading manufacturer and provider of bakery ingredients and products, including functional ingredients, mixes, fillings, glazes and icings, decorations and frozen batters, frozen cakes and dough. CSM Bakery Supplies North America is headquartered in Schaumburg, Illinois.

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM APPOINTS AUDITOR

Diemen, the Netherlands, 15 May 2006 – Today, CSM nv announces the appointment of Deloitte & Touche as its external auditor. The auditor is responsible for auditing the financial statements, as of the financial year 2006. The General Shareholders Meeting, which was held on 26 April 2006, had authorized the Supervisory Board to appoint the auditor as the selection process had not been completed at the time of the meeting.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / cellphone +44 (0)7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl